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Writer’s Direct Contact
April 15, 2014	212.468.8053
jbaris@mofo.com

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark Cowan, Insurance Products Branch

Re:                   The Victory Variable Insurance Funds

File Nos. 333-62051 and 811-8979

Gentlemen and Ladies:

We expect that our client, The Victory Variable Insurance Funds (“Registrant”), will file with the Securities and Exchange Commission (the “Commission”) on or about April 15, 2014 Post-Effective Amendment No. 26 pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) and Post-Effective Amendment No. 26 under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the Diversified Stock Fund (the “Fund”).  The Amendment will incorporate the responses below to the comments transmitted by the Staff to us on March 11, 2014, with respect to Post-Effective Amendment No. 25 under the Securities Act and Post-Effective Amendment No. 25 under the 1940 Act, filed with the Commission on February 13, 2014.  We believe that the Amendment, in the form which we reviewed, does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

VP expects that the Amendment will go effective automatically on April 15, 2014, pursuant to Rule 485(b) under the Securities Act.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Amendment.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

1)                                     Fee table — page 1.  Revise the parenthetical in the table header for Annual Fund Operating Expenses to conform to the language in Form N-1A.

Registrant has replaced the parenthetical with the following: “(expenses that you pay each year as a percentage of the value of your investment)”.

2)                                     Fee table — page 1.  Please delete the footnote stating that “Other Expenses include Acquired Fund Fees and Expenses that were less than 0.01%.”

Registrant has deleted the footnote.

3)                                     Expense example — page 2.  Disclose in the example that the example does not include the fees and charges related to the insurance company separate accounts for which the Fund is an investment option.

Registrant has added the requested disclosure.

4)                                     Principal investment strategy — page 3.  Consider defining “large-cap” companies and “large-cap” foreign issuers, for example by market capitalization.

Registrant believes that the existing disclosure is consistent with comments received from the Division of Investment Management’s Disclosure branch with respect to non-insurance related funds, and believes that no further changes are necessary or required.

5)                                     Principal risks — page 3.  Because the principal investment strategy appears to include investments in convertible securities, consider including a corresponding principal risk.

The Fund’s investments in convertible securities are generally limited to preferred stock that is convertible into common stock, not debt that is convertible into common stock.  Accordingly, Registrant believes that no additional disclosure is necessary.

6)                                     Investment performance — page 4.  Consider deleting the reference to the S&P 500 Index in the paragraph preceding the bar chart of Calendar Year Returns for Class A Shares, and replacing it with a reference to a broad measure of market performance.

Registrant believes that the existing disclosure is consistent with comments received from the Division of Investment Management’s

Disclosure branch with respect to non-insurance related funds, and believes that no further changes are necessary or required.

7)                                     Investments — page 9.  Please revise the formatting to make clear that “U.S. Equity Securities” is a sub-heading under the description of securities that the Fund may purchase under normal market conditions.  Similarly, please make clear that “Investment Companies” is a sub-heading under the description of the types of investments that the Adviser does not consider to be a part of the Fund’s principal investment strategy.

Registrant has revised the formatting as requested.

8)                                     Risk factors — page 12.  Please revise the formatting to make clear that “Investment company risk” is a sub-heading under the description of risks that the Adviser does not consider to be principal risks of the Fund.

Registrant has revised the formatting as requested.

9)                                     Share price — page 15.  Please explain the statement that the Fund’s calculation of its NAV may be earlier or later than 4:00 p.m. EST on some days.

Registrant includes this statement to cover unforeseen circumstances when the New York Stock Exchange may close before or after 4:00 p.m. EST.

10)                              Contract Owner Administrative Services Agreement — page 18.  Please explain the statement that under the Distribution and Service Plan, the Fund may pay to the Distributor a monthly fee at an annual rate of up to 0.25% of its average daily net assets.

The 0.25% rate is the maximum rate that the Distributor may charge the Fund under the Plan.  The Distributor will only charge the Fund for actual expenses incurred for “activities primarily intended to result in the sale of Fund shares to life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies or to provide services to owners of variable annuity contracts and variable life insurance policies whose contracts or policies are funded with shares of the Fund, which services are not otherwise provided by life insurance companies and paid for with fees charged by life insurance companies.”

          *          *          *

Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its registration statement;

(2)                                 Staff comments or changes to disclosure in response to staff comments in its registration statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the registration statement; and

(3)                                 It may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Should you have any additional questions concerning the filing, please call me at (212) 468-8053.

Very truly yours,

/s/Jay G. Baris

cc:                                The Board of Trustees

Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Gregory J. Ewald, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

John A. Danko, Citi Fund Services Ohio, Inc.

Brenda J. Fleissner, Ernst & Young LLP

Isabelle Sajous